UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)

Information To Be Included in Statements Filed Pursuant to Rules 13d-1(a) and

Amendments Thereto Filed Pursuant to 13d-2(a)

MEI Pharma, Inc.

(Name of Issuer)

Common Stock, par value $0.00000002 per share

(Title of Class of Securities)

55279B103

(CUSIP Number)

David J. Harris, Esq., 1775 I Street, N.W. Washington, D.C. 20006 (202) 261-3385

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 3, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	55279B103	13D PAGE 2 OF 6 PAGES

(1) NAME OF REPORTING PERSONS: I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Josiah T. Austin
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) / / (b) /X/
(3) SEC USE ONLY
(4) SOURCE OF FUNDS* OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO / / ITEM 2(d) OR 2(e)
(6) CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER 250,000(1)
(8) SHARED VOTING POWER 3,966,913(2)
(9) SOLE DISPOSITIVE POWER 250,000(1)
(10) SHARED DISPOSITIVE POWER 3,966,913(2)
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,216,913(1)(2)
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.7%(3)
(14) TYPE OF REPORTING PERSON	IN

(1) Includes 250,000 shares of common stock issuable upon exercise of warrants beneficially owned by the reporting person, as trustee for the Josiah & Valer Austin Family Revocable Trust.

(2) Includes 134,832 shares of common stock issuable upon exercise of warrants beneficially owned by the reporting person as sole Managing Member of El Coronado Holdings, L.L.C.

(3) Based on 26,885,314 shares of common stock outstanding as of November 20, 2012 (which amount includes 26,500,482 shares of common stock outstanding as of November 20, 2012 and 384,832 shares of common stock issuable upon exercise of warrants beneficially owned by the reporting person).

CUSIP NO.	55279B103	13D PAGE 3 OF 6 PAGES

(1) NAME OF REPORTING PERSONS: I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) El Coronado Holdings, L.L.C.
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) / / (b) /X/
(3) SEC USE ONLY
(4) SOURCE OF FUNDS* OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO / / ITEM 2(d) OR 2(e)
(6) CITIZENSHIP OR PLACE OF ORGANIZATION: Arizona
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER Not applicable
(8) SHARED VOTING POWER 3,966,913(1)
(9) SOLE DISPOSITIVE POWER Not applicable
(10) SHARED DISPOSITIVE POWER 3,966,913(1)
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,966,913(1)
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9%(2)
(14) TYPE OF REPORTING PERSON	HC

(1) Includes 134,832 shares of common stock issuable upon exercise of warrants beneficially owned by the reporting person.

(2) Based on 26,634,914 shares of common stock outstanding as of November 20, 2012 (which amount includes 26,500,482 shares of common stock outstanding as of November 20, 2012 and 134,832 shares of common stock issuable upon exercise of warrants held by the reporting person).

CUSIP NO.	55279B103	13D PAGE 4 OF 6 PAGES

Item 1. Security and Issuer.

This Amendment No. 2 to the Statement on Schedule 13D previously filed on August 16, 2007 relates to the common stock, par value $0.00000002 per share (“Common Stock”), of MEI Pharma, Inc. (the “Company”), a corporation organized under the laws of the State of Delaware. The principal executive office of the Company is located at 11975 El Camino Real, Suite 101, San Diego, California, 92130. The Statement is being filed on behalf of Josiah T. Austin, a United States Citizen, and El Coronado Holdings, L.L.C. (“ECH”), an Arizona limited liability company whose principal place of business is 4673 Christopher Place, Dallas, Texas 75204 (collectively, the “Reporting Persons”) to reflect the following amendments to Items 3, 4, 5 and 7.

Item 3. Source and Amount of Funds or Other Consideration.

On December 3, 2012, in accordance with its previously announced plan to effectuate an A$7 million reduction in its issued capital, Novogen Limited (“Novogen”) distributed all of its shares of Common Stock, excluding 2,247,168 shares of Common Stock issuable upon exercise of warrants, to Novogen’s shareholders and American Depositary Receipt (“ADR”) holders on a pro rata basis. Each Novogen shareholder received approximately six (6) shares of Common Stock for every 35 ordinary shares of Novogen held by such shareholder as of November 20, 2012, and each Novogen ADR holder received approximately 4.29 shares of Common Stock for every one ADR. As a holder of Novogen ordinary shares and ADRs, ECH received a total of 3,478,245 shares of Common Stock. Novogen shareholders and ADR holders, including ECH, were not required to pay any consideration for the shares of Common Stock distributed by Novogen.

On December 5, 2012, Novogen entered into an agreement with the Company pursuant to which the Company granted a limited waiver of certain rights pursuant to non-compete provisions contained in the Asset Purchase Agreement, dated as of December 21, 2010, between the Company and Novogen and Novogen Research Pty Ltd, a wholly owned subsidiary of Novogen. As consideration for the limited waiver, Novogen agreed, among other things, to transfer to certain of its officers and directors warrants for the purchase of 1,247,168 shares of Common Stock. Austin received warrants exercisable for the purchase of 250,000 shares of Common Stock in his capacity as a director of Novogen without the payment of any consideration.

Item 4. Purpose of Transaction.

Item 4 is hereby amended as follows:

The information reported under Item 3 above is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Item 5 as set forth in the Statement is amended and restated in its entirety as follows:

The following information is provided as of December 6, 2012:

(a)         Austin is deemed beneficial owner of 4,216,913 shares of Common Stock (which number includes 384,832 shares of Common Stock that may be acquired through the exercise of warrants) in his capacity as Trustee for the Josiah & Valer Austin Family Revocable Trust (the “Family Trust”) and as sole Managing Member of ECH. ECH is deemed beneficial owner of 3,966,913 shares of Common Stock. Based on the 26,500,082 shares of Common Stock outstanding as of November 20, 2012, plus 384,832 shares of Common Stock deemed outstanding assuming the exercise of the warrants, Austin’s deemed beneficial holdings

CUSIP NO.	55279B103	13D PAGE 5 OF 6 PAGES

represent 15.7% of the Company’s Common Stock. Based on the 26,500,082 shares of Common Stock outstanding as of November 20, 2012, plus 134,832 shares of Common Stock deemed outstanding assuming the exercise of the warrants beneficially owned by it, ECH’s deemed beneficial holdings represent 14.9% of the Company’s Common Stock.

(b)         As Trustee for the Family Trust, Austin has the sole power to vote or to dispose or direct the disposition of 250,000 shares of Common Stock issuable upon exercise of warrants. As sole Managing Member of ECH, Austin shares with ECH the power to vote or dispose or to direct the disposition of 3,966,913 shares of Common Stock (which number includes 134,832 shares of Common Stock that may be acquired through the exercise of warrants).

(c)         Not applicable.

(d)         Not applicable.

(e)         Not applicable.

Item 7. Material to be Filed as Exhibits.

The following additional material is filed as an Exhibit to this Amendment No. 2:

Exhibit 1	Agreement, dated December 5, 2012, between MEI Pharma, Inc., Novogen Limited, Novogen Research Pty Ltd., Graham Kelly and Andrew Heaton (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by MEI Pharma, Inc. on December 7, 2012 (File No. 000-50484)).

[The remainder of this page is intentionally left blank.]

CUSIP NO.	55279B103	13D PAGE 6 OF 6 PAGES

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 14, 2012	/s/ Josiah T. Austin
Josiah T. Austin, Individually and as Managing Member of El Coronado Holdings, L.L.C.